For Immediate Release

Nordion Restructures Russian Mo-99 Supply Relationship

OTTAWA, CANADA –October 29, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) announced today that it has been granted special permission by The Open Joint Stock Company “Isotope” (Isotope), the authorized subsidiary of Russia’s State Atomic Energy Corporation “Rosatom” (Rosatom), to enter into a negotiation directly with the Research Institute of Atomic Reactors (RIAR) for supply of Molybdenum-99 (Mo-99). Nordion and Isotope have jointly agreed that the current Mo-99 supply agreement structure was no longer appropriate and have terminated their Mo-99 supply agreement effective Oct. 26, 2012. The 2010 framework agreement with Isotope, to explore and define areas of collaboration for the supply, marketing and sale of isotopes produced in Russia is expected to remain in effect.

With confirmation that the MAPLE facilities will not be commissioned, Nordion is now reassessing sources of long-term Mo-99 supply.  Nordion intends to enter a negotiation directly with RIAR for the supply of Mo-99 to potentially reach an agreement that better fits the current production capabilities and market dynamics.

Similar to the Isotope supply agreement, the negotiations with RIAR are intended to focus on the supply of Mo-99 to Nordion for the processing, distribution and sale of Mo-99 outside of the Russian Federation. This supply of Mo-99 would be produced by RIAR’s reactors in Dimtrovgrad, Russia. If an agreement is reached with RIAR, Nordion expects that such an agreement could establish, following required regulatory approvals, a supplemental supply of Mo-99 which could potentially meet a portion of Nordion’s long-term supply requirements. The Mo-99 volume associated with supply from RIAR would be anticipated to be significantly lower compared with the original agreement that Nordion had with Isotope.

“These supply discussions directly with RIAR provide an important opportunity for Nordion and our customers.  This negotiation comes at a time when our customers, and in turn the nuclear medicine community, are looking for greater stability and long-term reliability in their supply network,” says Steve West, CEO, Nordion. “We continue to work towards contributing to an improved global supply chain and securing a supplemental supply source for medical isotopes so important to physicians and patients worldwide.”

RIAR, a Rosatom entity, is one of the largest nuclear scientific and research institutions in the world. The RIAR facility includes six nuclear research reactors, one of the largest complexes in Europe for post-irradiation examination of nuclear reactor core components, as well as a nuclear fuel research complex, radiochemical unit and radioactive waste management complex.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc

CONTACTS:
MEDIA:
Tanya Pobuda
(613) 592-3400 x. 2280
tanya.pobuda@nordion.com

INVESTORS:
Tamra Benjamin
(613) 592-3400 x. 1022
investor.relations@nordion.com

SOURCE: Nordion